1350 I Street, NW Suite 1100 Washington, DC 20005 202.662.2700 Phone 202.662.2739 Fax andrewskurth.com Andrew M. Tucker 202.662.2784 Phone andytucker@andrewskurth.com

October 13, 2011

David Link Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549 100

Re:
Kent International Holdings, Inc.
Form 8-K for Current Report dated March 22, 2011 filed March 28, 2011 to be amended by Form 8-K/A submitted suplementally on June 10, 2011 and August 17, 2011 and Form 10-K for Fiscal Year Ended December 31, 2010 filed March 18, 2011
File No. 000-20276

Dear Mr. Link:

I am writing in response to your consent letter dated September 27, 2011 regarding the above-captioned documents.  The Staff’s comments have been copied below, indented and each is followed by our response.

Form 8-K/A Submitted Supplementally on June 10, 2011

General

1.	Please amend your Form 8-K, rather than providing draft disclosure, to include changes in response to our comment letters dated May 9, 2011, August 1, 2011 and this letter.

The Company has filed the Form 8-K/A as requested.

Austin        Beijing         Dallas          Houston         London          New York        The Woodlands        Washington, DC

David Link
October 13, 2011

2.
We reissue comment 14 of our letter dated August 1, 2011. Please revise to discuss the source(s) of your revenue for the periods described, including the information contained in your letter dated August 17, 2011.

The Company has complied with the request.  Please see the language on page 8.

3.
We note your response to comment 18 of our letter dated August 1, 2011. Please be sure to file such exhibits, and any others required to be filed, in the proper electronic format. In this regard, please note that while you may file electronic documents as an image as an unofficial copy, you must still file your exhibits with an acceptable electronic format. Refer to Rule 102(a) of Regulation S-T and Section 2.1 of Volume II of the EDGAR Filer Manual.

The Company has complied with the request.

4.
We reissue comment 19 of our letter dated August 1, 2011. Please file or incorporate by reference, as appropriate, the exhibits required by Form 10.  Please refer to Item 601 of Regulation S-K for a description of the exhibits required to be filed. We may have further comment.

The Company has complied with the request.

5.
Please include all relevant pro forma adjustments such that an investor can easily understand historical statements, pro forma adjustments, and the pro forma results. We note several accounts (additional paid in capital, accumulated deficit, and income taxes) where the historical and pro forma balances are different but no pro forma adjustment is presented to account for the difference.

The Company has complied with the request.  Please see the changes on page 19.

6.	We reissue comments 21 and 22 of our letter dated August 1, 2011. Please file an amended Form 10-K responsive to our comments with your next response.

The Company has complied with the requests.  Please see the language on the cover page and pages 30-35.

The Company confirms that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

David Link
October 13, 2011

If you have any further questions or comments, please contact either Bryan Healey at 682-738-8011 or the undersigned at the number above.

Very truly yours,

/s/ Andrew M. Tucker

Andrew M. Tucker